Filed Pursuant to Rule 433
Registration No. 333-134563

Preliminary Note Terms
US CPI-Linked Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA-)
CUSIP	[TBD]
Principal Amount	$[TBD]
Trade Date	TBD
Issue Date	July [TBD], 2007
Maturity Date	July [16], 2010
Issue Price	100%
Redemption Price	The greater of (a) 100% and (b) 100% * CPI Ratio Maturity Date
CPI Ratio Maturity Date	CPI Ratio Payment Date determined for the final Interest Payment Date
CPI Ratio Payment Date	For any Interest Payment Date:
Interest Rate	[3.02%]* CPI Ratio Payment Date
Subject to a minimum Interest Rate of 0.00%
CPI Initial	For each Interest Payment Date, [ ], which is the CPI for the month that is three months prior to the month in which the Issue Date occurs.

CPI Final	For any Interest Payment Date:

rounded to 5 decimals
where:

“CPI m-3” means the CPI for the month that is three months prior to the month in which that Interest Payment Date is scheduled to occur (prior to adjustment for the Business Day Convention), which CPI is published in the following month,.

“CPI m-2” means the CPI for the month that is two months prior to the month in which that Interest Payment Date is scheduled to occur (prior to adjustment for the Business Day Convention), which CPI is published in the following month.

“NDn” means the actual number of calendar days from and including the first day of the month in which that Interest Payment Date is scheduled to occur to and including that Interest Payment Date (prior to adjustment for the Business Day Convention).

“NDm” mean the actual number of calendar days in the month in which the Interest Payment Date is scheduled to occur (prior to adjustment for the Business Day Convention).
CPI:

The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).

If the CPI is (a) not calculated and announced by the Sponsor but is calculated and announced by a successor sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

If the Sponsor fails to calculate and announce the CPI (and the preceding paragraph does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

Notwithstanding the fact that the published CPI to be used in any calculation of CPIINITIAL or CPIFINAL is subsequently revised by the Sponsor, the Interest Rate Calculation Agent shall determine the

Interest Rate per Annum payable using the CPI published prior to any such revision; provided however, that if such revision is made in order to correct a manifest error (as determined by the Interest Rate Calculation Agent), the Interest Rate Calculation Agent shall use the CPI as so corrected.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

Sponsor	Bureau of Labor Statistics of the U.S. Department of Labor, or any successor sponsor acceptable to the Calculation Agent
Interest Reset Dates	Each Interest Payment Date, commencing on January [16], 2008
Interest Payment Dates	Each January 16 and July 16, commencing on January [16], 2008
Interest Period

From and including one Interest Reset Date (or Issue Date, in the case of the initial Interest Period) to but excluding the next Interest Reset Date (or Maturity Date, in the case of the final Interest Period)

Day Count Basis	Act/Act (ICMA)
Business Day Convention	Following, unadjusted
Business Days	New York
Calculation Agent	Lehman Brothers Special Financing
Underwriter	Lehman Brothers Inc.
Denominations	US$1,000 and integral multiples of US$1,000

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Series I MTN prospectus supplement.

The Consumer Price Index

The CPI  for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index published monthly by the Sponsor, the Bureau of Labor Statistics of the U.S. Department of Labor. The Bureau of Labor Statistics makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA.

According to publicly available information, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs and charges for the services of doctors and dentists. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees and others not in the labor force. In calculating the CPI, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms based on a reference period for which the level is set at 100. At present, the base reference period used by the Bureau of Labor Statistics is 1982-1984.

Historical CPI Information

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.

You should consider the risk that the Interest Rate calculation provisions applicable to the notes is based upon the CPI and the CPI itself and the way the Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Sponsor will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

The following table shows the historical monthly levels of the CPI from April 2002 through June 2007, as reported by the Sponsor and published on Bloomberg Screen CPURNSA, as well as the percentage change of each monthly CPI level as compared to the CPI level in the prior month.  Neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

Date	CPI	Change from Prior Month	Date	CPI	Change from Prior Month	Date	CPI	Change from Prior Month
Jun-07	2.084	0.19%	Sep-05	1.988	1.22%	Dec-03	1.843	-0.11%
May-07	2.079	0.61%	Aug-05	1.964	0.51%	Nov-03	1.845	-0.27%
Apr-07	2.067	0.65%	Jul-05	1.954	0.46%	Oct-03	1.850	-0.11%
Mar-07	2.054	0.91%	Jun-05	1.945	0.05%	Sep-03	1.852	0.33%
Feb-07	2.035	0.54%	May-05	1.944	-0.10%	Aug-03	1.846	0.38%
Jan-07	2.024	0.31%	Apr-05	1.946	0.67%	Jul-03	1.839	0.11%
Dec-06	2.018	0.15%	Mar-05	1.933	0.78%	Jun-03	1.837	0.11%
Nov-06	2.015	-0.15%	Feb-05	1.918	0.58%	May-03	1.835	-0.16%
Oct-06	2.018	-0.54%	Jan-05	1.907	0.21%	Apr-03	1.838	-0.22%
Sep-06	2.029	-0.49%	Dec-04	1.903	-0.37%	Mar-03	1.842	0.60%

Aug-06	2.039	0.20%	Nov-04	1.910	0.05%	Feb-03	1.831	0.77%
Jul-06	2.035	0.30%	Oct-04	1.909	0.53%	Jan-03	1.817	0.44%
Jun-06	2.029	0.20%	Sep-04	1.899	0.21%	Dec-02	1.809	-0.22%
May-06	2.025	0.50%	Aug-04	1.895	0.05%	Nov-02	1.813	0.00%
Apr-06	2.015	0.85%	Jul-04	1.894	-0.16%	Oct-02	1.813	0.17%
Mar-06	1.998	0.55%	Jun-04	1.897	0.32%	Sep-02	1.810	0.17%
Feb-06	1.987	0.20%	May-04	1.891	0.59%	Aug-02	1.807	0.33%
Jan-06	1.983	0.76%	Apr-04	1.880	0.32%	Jul-02	1.801	0.11%
Dec-05	1.968	-0.40%	Mar-04	1.874	0.64%	Jun-02	1.799	0.06%
Nov-05	1.976	-0.80%	Feb-04	1.862	0.54%	May-02	1.798	0.00%
Oct-05	1.992	0.20%	Jan-04	1.852	0.49%	Apr-02	1.798	0.56%